

Mail Stop 3561

August 10, 2018

Via E-mail
Mr. Michael Brosnan
Chief Financial Officer and
Member of the Management Board of
Fresenius Medical Care Management AG
Else-Kroener-Strasse 1
61352 Bad Homburg
Germany

> **Re:** **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Response dated July 10, 2018**
> **File No. 001-32749**

Dear Mr. Brosnan:

We have reviewed your July 10, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment appliers to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2018 letter.

Form 20-F for Fiscal Year Ended December 31, 2017

Note 1 – The Company, basis of presentation and significant accounting policies
a) Principles of consolidation and composition of the group, page F-11

1. We note your response to our comment 2. Please enhance your accounting policy disclosure to elaborate upon your accounting basis for recording changes in the put options on your non-controlling interests within equity, consistent with the conclusions you described in your response (i.e., address how you applied paragraph 10 of IAS 8 and why your selected accounting method was determined to be relevant and reliable). Refer

to Paragraphs 117 and 119 of IAS 1. Please provide your proposed disclosure in your response.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining